August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile

Mr. James L. Ziemer
Chief Executive Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

> **Re:** **Harley-Davidson, Inc.**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 001-09183**

Dear Mr. Ziemer:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Human Resources Committee, page 19

1. You indicate that the human resources committee reviews the compensation of your named executive officers. Please clearly state whether compensation for executives other than the CEO is ultimately approved by the human resources committee. Refer to Item 407(e)(3)(i)(A) of Regulation S-K.

Certain Transactions, page 25

2. Please disclose your policies with respect to related person transactions. Although we note the final paragraph of the Nominating and Corporate Governance Committee report, we believe additional detail regarding the review and approval of related person transactions is necessary. Refer to Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 30

3. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. Please provide a reasonably complete analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers' compensation package and describe the reasons why the committee believes the amounts paid to each named executive officer are appropriate in light of the various items considered in making specific compensation decisions.

4. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Provide an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

5. In the first paragraph of this section you identify certain individuals as members of your "FLG." However, your disclosure on page 5 suggests that the Vice President, New Business of the Motor Company would not qualify as a member of the FLG. Please explain or revise your disclosure to address the ways in which the policies and procedures which apply to Mr. Hutchinson differ from those applicable to the FLG. In addition, consider revising throughout your disclosure to use the term "Functional Leadership Group" instead of its acronym.

Use of Consultants and Other Advisors, page 31

6. You have identified the companies comprising the peer group that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Short-Term Incentive Plans, page 33

7. The human resource committee has discretion to reduce awards under your short-term incentive plans. Please more fully address the discretion the human resources committee may exercise with respect to your incentive programs. For instance, when the company fails to meet performance targets may the Committee, in its discretion, still choose to grant cash awards? Alternatively, when objective performance criteria are satisfied what discretion does the Compensation Committee have to limit (or increase) incentive awards? Refer to Item 402(b)(2)(vi) of Regulation S-K.

Corporate STIP, page 34

8. Please provide additional support for your statement that future performance goals will be "more challenging" to achieve than in 2006. Please address the specific reasons why earning payouts under your incentive program may be easier or more difficult to achieve in the future.

Motor Company STIP, page 34

9. Please more clearly explain the impact on potential award payouts of the failure to satisfy one or both of the non-financial elements of the plan.

Long-Term Incentives, page 35

10. We note the second sentence of the first full paragraph on page 36. Please disclose the formula used to calculate the value of the stock options and restricted stock to be granted to the named executive officers.

11. Please disclose whether options may be granted at times when the board or committee is in possession of material non-public information.

Summary Compensation Table, page 42

12. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation
    Discussion and Analysis should be sufficiently precise to capture material
    differences in compensation policies with respect to individual named executive
    officers. Please provide a more detailed analysis of how and why the
    compensation of Mr. Ziemer differs so widely from that of the other named
    executive officers. If policies or decisions relating to a named executive officer
    are materially different than the other officers, please discuss on an individualized
    basis.

Grants of Plan-Based Awards, page 44

13. Please revise footnote (i)(j) or your Compensation Discussion and Analysis to
    more fully describe the restricted shares and stock options granted to Mr.
    Bergmann.

Change-in-Control Table, page 52

14. Where appropriate, please describe and explain how the appropriate payment and
    benefit levels are determined under the various circumstances that trigger
    payments or provision of benefits under the severance agreements and change of
    control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation
    S-K. Also please discuss how these arrangements fit into your overall
    compensation objectives and affect the decisions you made regarding other
    compensation elements and the rationale for decisions made in connection with
    these arrangements.

Director Compensation, page 56

15. Please disclose all assumptions made in the valuation of awards in the stock
    awards column of the table by reference to a discussion of those assumptions in
    your financial statements, footnotes to the financial statements, or discussion in
    management's discussion and analysis. See Instruction to Regulation S-K Item
    402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor